Perkins Coie LLP 1155 Avenue of the Americas 22nd Floor New York, NY 10036-2711	T. +1.212.262.6900 F. +1.212.977.1649 perkinscoie.com

November 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street NE
Washington, D.C. 20549

Attention: Bonnie Baynes

Lynn Dicker

Jessica Dickerson

Chris Edwards

Re:	Safeguard Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted August 22, 2025
CIK No. 0002082844

Ladies and Gentlemen:

On behalf of our client, Safeguard Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), contained in the Staff’s letter dated September 18, 2025 (the “Comment Letter”).

The Company has filed via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise the prospectus cover page to clarify that, in addition to the units, you also are registering the Class A ordinary shares underlying the public warrants that are included in the units.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on the cover page.

2.	We note that you intend to apply to have your units listed on the New York Stock Exchange. Please revise your prospectus cover page to disclose whether the proposed offering is contingent upon final approval of such listing. Please ensure the disclosure is consistent with your underwriting agreement.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on the cover page as well as pages 71, 183 and 196.

United States Securities and Exchange Commission

November 5, 2025

Compensation of Sponsor, Sponsor’s Affiliates and Directors and Officers, page 11

3.	We note from your disclosure on page 116 that you may pay your sponsor or any of your officers or directors, or any entity with which they are affiliated, a finder’s fee, consulting fee or other compensation in connection with identifying, investigating and completing your initial business combination. Please include similar disclosure in this section. Refer to Item 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 15 and 117.

Risk Factors, page 41

4.	We note the disclosure on page 10 and elsewhere that in order to facilitate your initial business combination, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 70.

Use of Proceeds, page 89

5.	Please revise the table in this section to include the corresponding reference for footnote (5) to the table.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 93.

Proposed Business

Other Consideration and Conflicts of Interest, page 110

6.	In the table, please clarify that the sponsor will receive the private placement units for consideration of $10.00 per private placement unit.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 117.

Redemption Rights for Public Shareholders upon Completion of Our Initial Business Combination, page 120

7.	We note the disclosure that the redemption price per share available to shareholders upon the completion of your initial business combination will include interest earned on the funds held in the trust account net of taxes paid or payable and up to $100,000 of interest to pay liquidation expenses. Please advise why you would allocate funds from the trust for liquidation expenses in the event of a business combination and how such provision is consistent with Nasdaq Rule IM-5101-2(d), which says “Public Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes).”

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 69, 127, 133 and 159.

United States Securities and Exchange Commission

November 5, 2025

Management

Officers, Directors and Director Nominees, page 134

8.	Please revise this section and the prospectus summary to clearly identify any SPACs and SPAC business combinations in which your management team has participated. In addition, for each SPAC involving members of your management team, clearly disclose any extensions and redemption levels in connection with any extension and/or business combination. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. If your management has not participated in any other SPACs or SPAC business combinations, please revise to include an affirmative statement to that effect. Refer to Item 1603(a)(3) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 5 and 108.

9.	Please revise your description of Mr. Bachinsky’s business experience to provide the principal occupations and employment during the past five years as required by Item 401(e) of Regulation S-K:

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 2, 106 and 141.

Executive Officer and Director Compensation, page 135

10.	We note your disclosure that, as described under “Principal Shareholders,” your independent directors were given an opportunity to make an investment for a noncontrolling minority position in your sponsor. Please point us to the relevant disclosure under “Principal Shareholders” and clarify whether any of your independent directors made such an investment. In addition, identify all persons who have direct and indirect material interests in your sponsor, including the nature and amount of such interests. Refer to Item 1603(a)(7) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 144.

Principal Shareholders, page 143

11.	Please tell us how you calculated the 7,106,667 Class B ordinary shares to be beneficially owned by your sponsor after the proposed offering.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 152.

Certain Relationships and Related Party Transactions, page 146

12.	Please revise your disclosure in this section to include the information required by Item 404 of Regulation S-K with respect to the promissory note you entered into with your sponsor. In this regard, we note from your disclosure elsewhere in the prospectus that your sponsor may loan you up to $500,000 pursuant to the note and that you already borrowed $26,008 under the note as of July 23, 2025.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 156.

United States Securities and Exchange Commission

November 5, 2025

13.	We note your disclosure that you will enter into a registration rights agreement pursuant to which your sponsor and its permitted transferees, if any, will be entitled to certain registration rights with respect to the securities they hold or may acquire. Please disclose here the number of securities held by related parties that will be subject to these registration rights. Similarly, disclose under “Registration Rights” on page 173 the number of securities that will be subject to registration rights. Refer to Item 202(a)(2)(ii) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 156 and 182.

Balance Sheet for the Period Ended July 23, 2025, page F-3

14.	We note your disclosure on page F-10 that you classify your Class A ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within your control. Please revise your shareholder’s equity disclosures on pages 96 and F-3 to move these Class A shares outside of permanent equity.

Response: Respectfully, the Company will have two sets of Class A ordinary shares, redeemable Class A ordinary shares and non-redeemable Class A ordinary shares. The disclosure on page F-10 speaks specifically to the redeemable Class A ordinary shares. These shares will be the shares associated with the Public Offering. As noted on the equity disclosure and presentation on page 100, there is a line after liabilities, and before the equity section, in which the Class A ordinary shares are correctly listed for the Public Offering shares (redeemable). The description in this line reads “20,000,000 shares are subject to possible redemption”. In addition to the Public Offering, the Company will close on the private placement raise in which 640,000 shares will be issued. Those shares are non-redeemable shares and are correctly presented as the line item in the equity section. The disclosure further indicates to the reader that the amount in equity “exclude 20,000,000 shares subject to possible redemption.”

On page F-3, since the public offering has not yet occurred, the redeemable Class A line item is not present. This will be added at the time of the Public Offering once the shares are issued and presented as it is on the Capitalization table (page 100).

Signatures, page II-5

15.	Please revise your signature page to clarify, if true, that Frank Bachinsky is also signing the registration statement in the capacity as a director or otherwise advise. Refer to Instruction 1 to “Signatures” in Form S-1.

Response: The Company acknowledges the comments of the Staff and has revised the signature page.

* * *

United States Securities and Exchange Commission

November 5, 2025

Please do not hesitate to contact Elliott Smith at (212) 261-6847 of Perkins Coie LLP with any questions or comments regarding this letter.

Best regards,

/s/ Perkins Coie LLP

cc:	Frank Bachinsky, Safeguard Acquisition Corp.

5